SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 25, 2007, of Directorate Change

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                   25 April 2007

SCOTTISH POWER PLC - ANNOUNCEMENT OF CHANGES TO THE BOARD

The Board of Scottish Power (the "Board") announces that it has appointed
Ignacio Sanchez Galan, Jose Luis del Valle Doblado, Jose Luis San Pedro
Guerenabarrena, Jose Sainz Armada, Fernando Becker Zuazua, Francisco Javier
Morras Zuazo and Jose Miguel Alcolea Cantos as Directors of Scottish Power with immediate effect.

The Board has appointed Ignacio Sanchez Galan as Chairman and Jose Luis del
Valle Doblado as Chief Executive Officer.

For further information:

Scottish Power plc:
Investor Relations: Peter Durman                            +44 (0) 141 636 4527
Media Relations: Colin McSeveny                             +44 (0) 141 636 4515

Cardew Group. (PR adviser to Scottish Power plc):
Anthony Cardew                                              +44 (0) 20 7930 0777
Rupert Pittman                                              +44 (0) 20 7930 0777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 25, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary